FOR IMMEDIATE RELEASE

                   REGENERON ADOPTS SHAREHOLDER RIGHTS PLAN

                    Tarrytown, New York (September 20, 1996) --
          Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN), announced today that on September 20, 1996 its Board of Directors adopted a Shareholder Rights Plan in which rights will be distributed as a dividend at the rate of one Right for each share of Common Stock, par value $0.001 per share (the "Common Shares"), and for each share of Class A Stock, par value $0.001 per share (the "Class A Stock" and, together with the Common Shares, the "Common Stock") of the Company held by shareholders of record as of the close of business on October 18, 1996. The Rights will expire on October 18, 2006.

                    Regeneron's Rights Plan is designed to protect Regeneron's shareholders' rights to retain their equity investment in the Company and receive full value for their investment, while not foreclosing a fair acquisition bid for the Company. It aims to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. The Rights Plan was not adopted in response to any takeover attempt.

                    Each Right initially will entitle shareholders to buy one unit of a share of preferred stock for $120. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the outstanding voting power of the Company.

                    Subject to certain exemptions, if any person becomes the beneficial owner of 20% or more of the Company's Common Stock, other than pursuant to a tender or exchange offer for all outstanding shares of the Company approved by a majority of the independent directors not affiliated with the 20%-or-more shareholder, then each right not owned by the 20%-or-more shareholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's Common Shares (or, in certain circumstances as determined by the Board, cash, other property, or other securities) having a value of twice the Right's then current exercise price. In addition, if after any person has become a 20%-or-more shareholder, Regeneron is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its Common Stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right will entitle each holder other than any person who has become a 20%-or-more shareholder, to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

                    The Company will generally be entitled to redeem the Rights for one cent per Right at any time until ten days (subject to extension) following a public announcement that a 20% position in the Company's Common Stock has been acquired.

                    Details of the Shareholder Rights Plan are outlined in a letter which will be mailed to all shareholders after October 18, 1996.

                    Regeneron is a leader in the application of molecular and cell biology to discover novel potential therapeutics for human medical conditions. The Company is applying its technological expertise in protein growth factors, their receptors, and their mechanisms of action to the discovery and development of neurotrophic factors for the potential treatment of neurodegenerative diseases, peripheral neuropathies, and nerve injury. Regeneron is collaborating with Amgen Inc. in the development of two neurotrophic factors, brain-derived neurotrophic factor and neurotrophin-3, each of which is in human clinical studies. More recently, Regeneron has used its technological expertise to attempt to identify treatments for diseases and conditions outside of the nervous system, such as inflammatory and muscle diseases, angiogenesis, hematopoiesis, and cancer.

                                     ###

          CONTACT:  Murray A. Goldberg
                    Vice President Finance and Administration and CFO Regeneron Pharmaceuticals, Inc.
                    (914) 345-7492

                    Michael Gross
                    Principal
                    Robinson Lerer Sawyer Miller
                    (212) 484-7721

          Regeneron's recent news releases can be obtained by dialing (800) 311-0841 for fax copies or by accessing the Internet at www.businesswire.com